Paladin Power Inc.

(a Nevada Corporation)

Audited Financial Statements

As of the year ended December 31, 2022

Audited by:



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Paladin Power, Inc.

Table of Contents





Independent Auditor's Report

December 15, 2023
To: Board of Directors of Paladin Power, Inc.
Attn: Ted Thomas, CEO
Re: 2022 Financial Statement Audit – Paladin Power, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Paladin Power, Inc., which comprise the balance sheets as of December 31, 2022 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Paladin Power, Inc. as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Paladin Power, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Paladin Power, Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Paladin Power, Inc.'s internal control. Accordingly, no such opinion is expressed.


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Paladin Power, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
December 15, 2023



PALADIN POWER, INC.
BALANCE SHEET
December 31, 2022
(Audited)

ASSETS

Current Assets		
Cash and cash equivalents	$	1,302,009
Prepaid expenses		109,615
Vendor deposits		502,124
Inventory		14,576
Other receivables		119,892
Total Current Assets		2,048,216
Property and Equipment		
Machinery and equipment		95,683
Accumulated Depreciation		(2,479)
Net Property and Equipment		93,204
Other Assets		
Prepaid executive bonuses, long term		204,522
Intangibles, net		1,777,111
Total Other Assets		1,981,633
Total Assets	$	4,123,053

The accompanying footnotes are an integral part of these financial statements.

PALADIN POWER, INC.
BALANCE SHEET (CONTINUED)
December 31, 2022
(Audited)

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	327,093
Deferred revenue		124,820
Total Current Liabilities		451,913
Long-Term Liabilities		
Total Long-Term Liabilities		-
Total Liabilities		451,913
Stockholders' Equity		
Preferred stock		
Series A Preferred Stock, $0.001 par value; 10,000,000 shares authorized and 10,000,000 shares issued and outstanding		10,000
Common stock, Class A, $0.001 par value; 490,000,000 shares authorized, and 87,488,948 shares issued and outstanding		87,489
Subscription receivable		(123,753)
Additional paid in capital		5,936,816
Accumulated deficit		(2,239,412)
Total Stockholders' Equity		3,671,140
Total Liabilities and Stockholders' Equity	$	4,123,053

The accompanying footnotes are an integral part of these financial statements.

PALADIN POWER, INC.
STATEMENT OF OPERATIONS
For the Period Ended December 31, 2022
(Audited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		137,819
General and administrative		576,078
Salaries and wages		766,532
Salaries and wages - related party		287,130
Research and development		384,661
Depreciation and amortization		55,368
Total Operating Expenses		2,207,588
Other Income		
Other income		70
Other expense		(31,894)
Total Other income (expense)		(31,824)
Net Income (Loss)	$	(2,239,412)

The accompanying footnotes are an integral part of these financial statements.

PALADIN POWER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period Ended December 31, 2022
(Audited)

	Series A Preferred Stock		Common Stock		Stock Subscription Receivable	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Value ($ par)	Shares	Value ($ par)				
Balance as of April 21, 2022 (inception)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of Common Stock for intellectual property	-	-	54,000,000	54,000	-	996,000	-	1,050,000
Issuance of founders shares of common stock	-	-	13,000,000	13,000	-	(13,000)	-	-
Sale of Common Stock, net of costs	-	-	20,488,948	20,489	(123,753)	4,624,316	-	4,521,052
Issuance of Preferred Stock	1,000,000	10,000	-	-	-	(9,000)	-	1,000
Vested options	-	-	-	-	-	338,500	-	338,500
Net loss	-	-	-	-	-	-	(2,239,412)	(2,239,412)
Balance as of December 31, 2022	1,000,000	$ 10,000	87,488,948	$ 87,489	$ (123,753)	$ 5,936,816	$ (2,239,412)	$ 3,671,140

The accompanying footnotes are an integral part of these financial statements.

PALADIN POWER, INC.
STATEMENT OF CASH FLOWS
For the Period Ended December 31, 2022
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	(2,239,412)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:		
Depreciation and amortization		55,368
Stock based compensation		338,500
Changes in operating assets and liabilities:		
Prepaids		(109,615)
Vendor deposits		(502,124)
Inventory		(14,576)
Other receivables		(119,892)
Prepaid executive bonuses		(204,522)
Accounts payable and accrued expenses		327,093
Deferred revenue		124,820
Net cash provided by (used in) operating activities		(2,344,360)
Cash Flows from Investing Activities		
Purchase of machinery and equipment		(95,683)
Purchase of intellectual property		(780,000)
Net cash used in investing activities		(875,683)
Cash Flows from Financing Activities		
Proceeds from sale of preferred stock		1,000
Proceeds from sale of common stock		4,521,052
Net cash used in financing activities		4,522,052
Net change in cash and cash equivalents		1,302,009
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	1,302,009
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-
Schedule of non-cash Investing or Financing Activity:		
Issuance of common stock for stock receivable	$	119,423
Issuance of common stock for intellectual property	$	1,050,000
Issuance of preferred stock for intellectual property	$	10,000

The accompanying footnotes are an integral part of these financial statements.

Paladin Power, Inc.
Notes to the Financial Statements
December 31, 2022
(Audited)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Paladin Power Inc. ("Company") was incorporated in the State of Nevada on April 21, 2022. The Company's principal activity is to produce and sell its battery backup power products. The Company intends to market and sell its battery backup power products through third party installers who are licensed and qualified to install battery backup systems for residential and small commercial applications.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $2,200,000 as of December 31, 2022. These factors are integral to the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations with funding from additional capital raises, and funds from revenue producing activities. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through December 15, 2024, and no adjustments have been made to the financial statements. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of deferred tax assets.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include

Paladin Power, Inc.
Notes to the Financial Statements
December 31, 2022
(Audited)

recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with a maturity date of three months or less, when purchased, to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2022, the allowance for doubtful accounts was $ $0. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Expenses

The Company had a prepaid expenses balance of $109,615 as of December 31st, 2022, primarily consisting of prepaid wages for January 2023 salaries and therefore is classified as a current asset in the accompanying balance sheet. The Company routinely distributes employee wages at the start of the month for the month of service.

Vendor Deposits

The Company has placed deposits with its manufacturer for future inventory shipments. Vendor deposits will be applied against inventory the Company receives in 2023 and therefore is classified as a current asset in the accompanying balance sheet.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out method.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.

Paladin Power, Inc.
Notes to the Financial Statements
December 31, 2022
(Audited)

Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statement of operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:
i.   Identification of the promised goods in the contract;
ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv. Allocation of the transaction price of the performance obligations; and
v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The Company primarily produces and sells its battery backup power products to its customers. The Company's performance obligation is satisfied when the goods have been delivered, which is at a point in time.

Deferred revenue relates to product sales paid, partially or in full, prior to delivery to customers. Deferred revenues are expected to be earned within the next 12 months and therefore recorded as a current liability on the accompanying balance sheet.

Intangible Assets

Intangible Assets consist of intellectual property purchased by the Company (see Note 5).

Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company periodically

Paladin Power, Inc.
Notes to the Financial Statements
December 31, 2022
(Audited)

evaluates whether events and circumstances have occurred that indicate possible impairment. When impairment indicators exist, the Company uses market quotes, if available, or an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life in measuring whether or not the asset values are recoverable. The Company did not recognize impairment on its long-lived assets during the period ended December 31, 2022. Identified intangible assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Research and Development Costs

Research and development costs are charged to expense when incurred as alternative future uses are not considered.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718, *Stock Compensation*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining the stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Paladin Power, Inc.
Notes to the Financial Statements
December 31, 2022
(Audited)

Compensated Absences

The Company's policy is to recognize costs for sick time and personal time off when paid. As of December 31, 2022, no accrual has been deemed necessary to expense related costs in the accompanying financial statements.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

The Company has adopted ASC 740, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value Measurement

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

Paladin Power, Inc.
Notes to the Financial Statements
December 31, 2022
(Audited)

NOTE 3 – Other Receivables

In October 2022 the Company's bank account was compromised by an unknown third party. A total of 481 same-day payrolls were processed fraudulently for a total of $480,011. The Company immediately notified its bank and requested reimbursement for all fraudulent transactions. As of December 31, 2022, a total of $344,523 was returned to the Company.

Between February 2023 and April 2023 an additional $103,594 was returned to the Company. The remaining $31,894 was written off as a fraudulent expenditure recorded as other expense on the accompanying statement of operations. As of December 31, 2022, other receivables related to fraudulent expense was $104,594.

In December 2022, the Company returned equipment purchased for $16,298. A full refund was received in January 2023.

NOTE 4 – EXECUTIVE BONUSES

During 2022 the Company advanced funds to its CEO as an executive bonus totaling $204,522. The funds are approved as a prepaid bonus that shall fully vest on September 30, 2025. As such, the funds are classified as a non-current asset on the accompanying balance sheet.

NOTE 5 – INTANGIBLE ASSETS

On April 21, 2022, the Company's CEO and majority controlling shareholder assigned patent applications owned by him in exchange for 50,000,000 common shares valued at par value of $0.001 per share. The intangible asset of $50,000 was recorded with a useful life of 15 years.

On June 20, 2022, the Company purchased intellectual property rights which included a patent application and some salvaged inventory from an unrelated party. The purchase price was 4,000,000 common shares valued at $0.25 per share. The intangible asset of $1,000,000 was recorded with a useful life of 15 years. The salvaged inventory was given no value and was primarily acquired to preserve the ability to destroy components that may contain intellectual property. If any salvaged inventory is utilized the value is also considered zero due to the transportation and testing costs required would equal or exceed the value. In addition to the common shares, the Company will pay a self-terminating royalty in the amount of $122 for each of the first 6,000 inverters sold utilizing the intellectual property purchased.

On September 5, 2022, the Company purchased intellectual property held by Paladin Power Inc, a California corporation for $780,000. The intellectual property consisted of the trademark "StacBatt" At the time of the purchase, Paladin Power Inc. (California) was a company majority owned by the Company's CEO. The trademark purchase was the only transaction between the entities and no other agreements exist. The Company considers the IP purchase to be a related-party transaction.. The intangible asset was recorded with a useful life of 15 years.

The Company's management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2022.

Amortization expense for the period ended December 31, 2022, was $52,889. Future annual amortization expense is as follows:

Paladin Power, Inc.
Notes to the Financial Statements
December 31, 2022
(Audited)

Years Ending December 31,

2023	$	122,000
2024		122,000
2025		122,000
2026		122,000
2027		122,000
Thereafter		1,167,111
Total future amortization	$	1,777,111

NOTE 6 – EQUITY

Preferred Stock – Series A

During 2022, the Company issued 10,000,000 shares of Series A preferred stock for $1,000.

Designation and Amount
The shares of such series shall be designated as Class "A" Preferred Stock and the number of shares constituting such series shall be Ten Million (10,000,000) with a par value of $0.001 per share. Such number of shares may be increased or decreased from time-to-time by resolution of the Board of Directors; provided, however, that such number may not be decreased below the number of then currently outstanding shares of Class "A" Preferred Stock.

Dividends and Distributions
The holders of this Preferred Stock shall be entitled to dividends, if any, as declared by the Company and shall participate pari passu with the Common Stock of the Company at the Conversion Rate below.

Voting Rights
The holders of shares of Class "A" Preferred Stock shall have the following rights:
Number of Votes: Each holder of outstanding shares of Class "A" Preferred Stock shall be entitled to Ten (10) votes for each share of Class "A" Preferred Stock held on the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Except as provided by Nevada statutes or Section 3(b) below), holders of Class "A" Preferred Stock shall vote together with the holders of Common Stock as a single class.

Conversion
Each share of Class A Preferred Stock may be converted by the holder upon request of the holder into 1 share of common stock.

Liquidation, Dissolution or Winding Up
a. Liquidation Value. Each share of the Class "A" Preferred Stock shall be deemed converted into shares of Common Stock at the Conversion Rate and shall participate pari passu with the Common Stock of the Company in the proceeds available to the Company's shareholders upon the liquidation, dissolution, or winding up the Company.

Paladin Power, Inc.
Notes to the Financial Statements
December 31, 2022
(Audited)

b. Business Combinations. Neither the consolidation, merger or other business combination of the Company with or into any other person/s or entity nor the sale of all or substantially all of the assets of the Company shall be deemed to be a liquidation, dissolution or winding up of the Company.

Common Stock

During 2022, the Company purchased intellectual property from a founder valued at $50,000. In exchange the Company issued 50,000,000 shares of common stock.

During 2022, the Company purchased intellectual property from Medline, Inc. valued at $1,000,000. In exchange the Company issued 4,000,000 shares of common stock.

During 2022, the Company issued 13,000,000 shares of common stock to founders.

During, 2022, the Company issued 20,488,948 shares of common stock and received net proceeds of $4,521,042 after issuance costs of $601,185.

NOTE 7 – STOCK BASED COMPENSATION

On October 31, 2022, the Company established an Equity Incentive Plan (EIP) that will allow the Company to grant, from time to time, equity incentives in the form options, stock, restricted stock and other forms of compensation to employees, managers, and consultants of the Company. The Board approved up to 8,000,000 shares to be granted under the EIP.

The following is an analysis of options to purchase shares of the Company's stock issued and standing:

	Options		Price
Granted	7,560,000	$	0.25
Exercised	-	$	-
Expired/cancelled	-	$	-
Total options outstanding, December 31, 2022	7,560,000	$	0.25
Options exercisable, December 31, 2022	564,167	$	0.25

	Nonvested Options		Average Fair Value
Nonvested options, beginning balance	-		
Granted	7,560,000	$	0.60
Vested	(564,167)	$	0.60
Expired/Cancelled	(-)	$	-
Nonvested options, December 31, 2022	6,995,883	$	0.60

The total calculated value of stock options granted as of December 31, 2022, was $4,536,000, of which $338,500 was included in stock option compensation expense for the period then ended. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $4,197,500 as of December 31, 2022.

Paladin Power, Inc.
Notes to the Financial Statements
December 31, 2022
(Audited)

NOTE 8 – Defined Contribution Plan

During 2022 the Company adopted a defined contribution profit sharing and Safe Harbor 401(k) plan covering all employees except those employees covered under a collectively bargaining agreement and nonresident aliens with no US source income. Eligible employees over the age of 21 with 90 days of service may enroll in the plan. For the year ended December 31, 2022, total employer contributions, including safe harbor match totaled $67,500.

NOTE 9 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate is 21%.

The provision for Federal income tax consists of the following December 31, 2022

The cumulative tax effect at the expected rate of 21 % of significant items comprising the net deferred tax amount is as follows:

Deferred tax assets:	
Net operating loss and tax credit carryforward	$ 307,886
Deferred tax liabilities:	
Depreciation and amortization	(19,573)
Less: Valuation allowance	(288,313)
Deferred tax assets, net	$ -

ASC 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2022, the Company had no accrued interest or penalties related to uncertain tax positions.

NOTE 10 - RELATED PARTY TRANSACTIONS

On September 5, 2022, the Company purchased intellectual property held by Paladin Power Inc, a California corporation for $780,000. The intellectual property consisted of the trademark "StackBatt". At the time of the purchase, Paladin Power Inc. (California) was a company majority

Paladin Power, Inc.
Notes to the Financial Statements
December 31, 2022
(Audited)

owned by the Company's CEO. The trademark purchase was the only transaction between the entities and no other agreements exist. The Company considers the IP purchase to be a related-party transaction.

As of December 31, 2022, $72,279 was paid to the majority shareholder/CEO as prepaid wages for January 2023 payroll. Total wages paid to the majority shareholder/CEO was $287,130. The majority shareholder/CEO received advance bonuses totaling $204,522 (see Note 4 for additional information).

In November 2022 the majority shareholder/CEO was awarded 6,000,000 options with an exercise price of $0.25/share. The options vest equally over 12 quarters.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, *Contingencies.* The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of December 31, 2022, the Company is not aware of any contingent liabilities that should be reflected in the financial statements.

NOTE 12 - SUBSEQUENT EVENTS

Equity Incentive Plan

On February 7, 2023, the Company amended its Equity Incentive Plan authorized reserved shares from 8,000,000 to 16,000,000 shares.

Between March 2023 and August 2023, the Company issued an additional 1,870,000 options under its Equity Incentive Plan at an exercise price of $0.60 per share.

Lease Agreement

On February 15, 2023, the Company entered into a lease agreement for facility space for the storage and distribution of lithium-ion batteries. The lease requires monthly rental payments of $10,874 plus charges for common area operating expenses and expires May 31, 2026.

Stock Conversion

On March 17, 2023, the Company entered into an exchange agreement with a stockholder. The Company and Stockholder desire to cancel the Stockholder's 10,000,000 shares of Class A Preferred Stock and 50,000,000 shares of Common Stock, in exchange for the issuance to the Stockholder of 60,000,000 shares of Class A Common Stock upon the filing of an amendment to the Articles of Incorporation of the Company creating a dual structure of the Company's stock consisting of Class A Common Stock and Class B Common Stock.

On March 21, 2023 the Company amended the total number of shares of all classes of stock which the Corporation shall have authority to issue consisting of (i) 490,000,000 shares of Common Stock, $0.001 par value per share, of which, 70,000,000 shares shall be designated *"Class A Common Stock,"*

Paladin Power, Inc.
Notes to the Financial Statements
December 31, 2022
(Audited)

$0.001 par value per share, and 420,000,000 shares shall be designated as *"Class B Common Stock,"* $0.001 par value per share; and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share.

Acquisition

On June 26, 2023, the Company acquired 100% of the shares of Power Now Electric, Inc. for $100. Power Now Electric, Inc. will operate as a customer financing entity.

Stock Offering

The Company is offering Class B Common stock for $0.60 per share under Regulation D. As of the date of Management's review the Company has received approximately $2,300,000 from the stock offering. Upon completion of the offering, the total shares issued will be determined.

CEO Demand Note

In March 2023 the Company entered into a promissory note with its CEO and majority shareholder. The note has a principal sum equal to the lesser of Five Million Dollars ($5,000,000) or the aggregate amount of all personal guarantees made by the CEO for the benefit of the Company that CEO is required to pay under the existing personal guarantees, and all future guarantees. As of the date of management's evaluation below, no funds have been advanced from the CEO to the Company.

Management's Evaluation

The Company has evaluated subsequent events for recognition and disclosure through December 15, 2023, which is the date the financial statements were available to be issued. No other matters were identified affecting the accompanying financial statements and related disclosures.